FONU2, INC.

331 EAST COMMERCIAL BLVD.

FT. LAUDERDALE, FLORIDA  33334

(954) 938-4133

June 6, 2013

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

RE:

Re: FonU2, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed January 17, 2013

Amendment No. 1 to Form 8-K

Filed February 22, 2013

File No. 0-49652

Dear Mr. Thompson:

We submit the following in response to your comments by letter of May 30, 2013.  In each case, to facilitate review we have quoted your comment and indicated our responses making reference to the page(s) where the response appears or the requested supplemental information has been provided.

Form 10-K for Fiscal Year Ended September 30, 2012

Item 8. Financial Statements and Supplementary Data, page 11

1.

We note that Cygnus Internet, Inc. was a development stage entity prior to the reverse merger transaction. We also note that you are currently focused on completing the development of your mobile service although you continue to operate your legacy business. Please tell us what consideration you gave to presenting your financial statements as those of a development stage entity and providing the disclosures required by ASC 915.

COMPANY RESPONSE:  The Company has no plans to discontinue its Zaldiva.com legacy business, and intends to operate this business, along with the Cygnus Internet mobile service business, together going forward.  Because of this, our planned operations have been and remain ongoing, and the Company is not required to present its financial statements and related disclosures as those of a development stage under ASC 915.

Notes to Financial Statements, page 17

Summary of Significant Accounting Policies, page 17

Reverse-Merger Transaction, page 17

2.

We understand that you initially accounted for the acquisition of Cygnus as a business combination under ASC 805 and that you subsequently restated your financial statements for the quarters ended March 31, 2012 and June 30, 2012 to account for the acquisition of Cygnus as a reverse merger recapitalization. However, in Form 8-K filed October 24, 2012 you disclosed that the Board of Directors resolved to account for the acquisition as a business combination and a reverse acquisition of Cygnus as the accounting acquirer. Please tell us why you accounted for the acquisition as a reverse merger recapitalization as opposed to a reverse acquisition in accordance with ASC 805-40, including changes in facts and circumstances that that led to your conclusion to account for the acquisition as a reverse recapitalization.

COMPANY RESPONSE:   The Company acknowledges its error in accounting for the acquisition of Cygnus as a reverse merger, when it should have been accounted for as a reverse acquisition in accordance with ASC 805-40.  According to our calculations, had the acquisition of Cygnus been correctly accounted for as a reverse acquisition, the transaction would have resulted in the Company recording goodwill in the amount of approximately $1,500,000.  Pursuant to this analysis, the Company has performed a goodwill impairment analysis as of September 30, 2012 and concluded that the goodwill resulting from the reverse acquisition transaction would need to be fully-impaired at September 30, 2012 due to the uncertainty of sufficient positive future cash flows from the Zaldiva business to support the goodwill.

It is the Company’s position that when viewed in light of the Company’s net loss of $34,894,730 for the nine months ended September 30, 2012, the $1,500,000 goodwill impairment would be quantitatively and qualitatively immaterial to the Company’s financial statements; therefore, a restatement is unnecessary. The impairment of goodwill would constitute only four percent of the Company’s net loss for the period, resulting in a change of less than one cent per share in the Company’s basic and diluted loss per share.  Furthermore, the impairment of goodwill has no effect on future periods, does not reverse or materially alter any historical earnings trends, and would have no effect on the Company’s compliance with any contractual obligations or regulatory requirements.   The Company will make the correction in future filings pursuant to SAB 108.

Item 9A. Controls and Procedures, page 35

Changes in Internal Control Over Financial Reporting, page 35

3.

Item 308(c) of Regulation S-X requires disclosure of any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure to comply with Item 308(c) of Regulation S-K in future filings.

COMPANY RESPONSE:   The Company has revised its disclosure under Changes in Internal Control Over Financial Reporting, page 35, to comply with Item 308(c) of Regulation S-K so as to read as follows: “There have been no changes in internal control over financial reporting during the fourth fiscal quarter of the fiscal year covered by this Transition Report that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.”

Signatures, page 43

4.

The second signature block does not indicate the report was signed by your principal accounting officer. Any person who occupies more than one of the specified positions required to sign the report should indicate each capacity in which the report is signed. Please confirm to us that Robert B. Lees also serves as your controller or principal accounting officer and, if so, please indicate each capacity in which he signs the report in future filings. Otherwise, please revise to provide the required signatures. Please see General Instruction D(2) to Form 10-K

COMPANY RESPONSE:   The Company confirms the fact that Robert B. Lees serves as our principal accounting officer.  Mr. Lees’ signature as the principal accounting officer has been included in the revised 10-K on page 43.

Amendment No. 1 to Form 8-K Filed February 22, 2013

Report of Independent Registered Public Accounting Firm, page F-2

5.

We note that the financial statements include the additional disclosures required by ASC 915. As such, please have your independent accountant revise its report to identify the statements of operations, stockholders’ equity (deficit), and cash flows in the introductory paragraph and to express an opinion on the results of your operations and cash flows for the period from inception through December 31, 2011 in the opinion paragraph. Refer to Rule 2-02(c) of Regulation S-X.

COMPANY RESPONSE:   The Form 8-K/A has been amended to include the correct audit opinion language, pursuant to the Commission’s request.

In connection with the Company’s responding to the comments set forth in the May 30, 2013 comment letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you.

Very truly yours,

FONU2, INC.

/s/ Robert B. Lees

By:    Robert B. Lees, President